Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium

T +32 16 27 61 11
F +32 16 50 61 11

www.ab-inbev.com

08006086

RECEIVED
2008 DEC -2 A 4:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AB InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

By courier

Leuven, 24 November 2008

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
DEC 03 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

PRESS RELEASE

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev announces a € 6.36 billion 8 for 5 Rights Offering of 986,109,272 new Anheuser-Busch InBev shares

Strongly supported by an approximately € 2.8 billion investment by its controlling shareholders

Subscription price: € 6.45 per new Anheuser-Busch InBev share

Simultaneous launch of up to approximately € 1.2 billion Accelerated Bookbuilt Placement on behalf of certain Belgian shareholders

Rights Offering

Further to the resolutions taken by the Shareholders' meeting of Anheuser-Busch InBev (under its then name InBev) (Euronext: ABI) on 29 September 2008, the Board of Directors of Anheuser-Busch InBev decided on 23 November 2008 to launch a rights issue (the "**Rights Offering**") of 986,109,272 new Anheuser-Busch InBev shares at a subscription price of € 6.45 per new Anheuser-Busch InBev share with Anheuser-Busch InBev VVPR Strip (the "**Subscription Price**") on the basis of 8 new Anheuser-Busch InBev shares for 5 Rights held (the "**Ratio**"). Each Anheuser-Busch InBev shareholder as at the closing of the regulated market of Euronext Brussels on 24 November 2008 is being granted one preference right per existing Anheuser-Busch InBev share (a "**Right**").

The total net proceeds of the Rights Offering, after estimated aggregate costs and expenses, are expected to be € 6.26 billion. The Rights Offering is being undertaken to refinance part of the consideration paid in connection with the acquisition of Anheuser-Busch Companies, Inc. which closed on 18 November 2008.

Holders of Rights (or subsequent transferees of Rights) will be entitled, subject to applicable securities laws, to subscribe for new Anheuser-Busch InBev shares at the Subscription Price and in accordance with the Ratio from 25 November 2008 until 4:00pm (CET) on 9 December 2008. During this period, the Rights will be listed and tradable on the regulated market of Euronext Brussels. The subscription for the Rights will be open to the public solely in Belgium. Rights which have not been exercised at the end of the subscription period will be sold as scrips in an institutional offering expected to occur on or about 11 December 2008 and the net proceeds from such sale, if any, will be transferred to those shareholders who did not sell or exercise their Rights during the subscription period for the Rights.

The closing of the Rights Offering, the delivery and the listing of the new Anheuser-Busch InBev shares and VVPR strips on the regulated market of Euronext Brussels are expected to occur on 16 December 2008.

BNP PARIBAS, Deutsche Bank and J.P. Morgan are acting as Joint Global Coordinators and Joint Bookrunners in the Rights Offering.

ABN AMRO, Fortis Bank, ING and Santander Global Banking & Markets are acting as Joint Lead Managers in the Rights Offering with KBC as Co-Manager.

Intention of Controlling Shareholders

Eugénie Patri Sébastien S.A. ("**EPS**"), Rayvax Société d'Investissement NV/SA ("**Rayvax**"),, certain of their affiliates, Fonds Voorzitter Verhelst SPRL and Fonds InBev-Baillet Latour SPRL (together the "**Belgian Shareholders**") and the Brazilian families which were previously the controlling shareholders of AmBev (represented by BRC S.àR.L. ("**BRC**")) intend to subscribe, in aggregate, for a number of new Anheuser-Busch InBev shares equivalent to:

- approximately EUR 2.8 billion of new funds (approximately EUR 1.3 billion by the Belgian Shareholders and approximately EUR 1.5 billion by BRC), and

- for the remaining part of their Rights (held directly or through Stichting InBev), the Belgian Shareholders, Sébastien Holding NV/SA ("**Sébastien Holding**") and BRC will perform a cash neutral transaction (after transaction costs) by subscribing for the maximum number of shares that they can finance solely through the sale of Anheuser-Busch InBev shares, ex-Rights Anheuser-Busch InBev shares or Rights.

Launch of Accelerated Bookbuilt Placement on Behalf Of Certain Belgian Shareholders

Anheuser-Busch InBev has been advised by the Belgian Shareholders and Sébastien Holding that to facilitate the cash-neutral transaction, an accelerated bookbuilt placement of up to approximately €1.2 billion of ex-rights Anheuser-Busch InBev shares is being launched today on behalf of the Belgian Shareholders and Sébastien Holdings and is expected to close upon communication by BNP PARIBAS, Deutsche Bank and J.P. Morgan who are acting as Joint Bookrunners of the accelerated bookbuilt placement.

Prospectus

On 23 November 2008, the Belgian Banking, Finance and Insurance Commission (*Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen*) approved the prospectus relating to the Rights Issue. Subject to certain restrictions, copies of the prospectus are available without charge, as from 24 November 2008, upon request in Belgium from Fortis Bank on the toll-free phone number 0800 90 301, from ING on 02 464 60 04 and from KBC on 03 283 29 70.

Subject to certain restrictions, the prospectus may be accessed on the websites of Fortis Bank (www.fortisbanking.be/saveandinvest), ING (www.ing.be) and KBC (www.kbc.be, www.kbcsecurities.be), as well as on the website of Anheuser-Busch InBev (www.inbev.com) as from 24 November 2008.

Moreover and subject to the same restrictions, copies of the prospectus are available, without charge, at the following addresses, as from 24 November 2008:

- Anheuser-Busch InBev SA/NV, Grand-Place/Grote Markt 1, 1000 Brussels, Belgium;
- Anheuser-Busch InBev SA/NV, Brouwerijplein 1, 3000 Leuven, Belgium;
- InBev Belgium SA, Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse, Belgium.

Any decision to invest in new Anheuser-Busch InBev shares should be based on a thorough review by the prospective investor of the prospectus, including the Risk Factors.

PRESS RELEASE

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.inbev.com.

Anheuser-Busch InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Anheuser-Busch InBev under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of Anheuser-Busch InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of Anheuser-Busch InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of Anheuser-Busch InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch Companies, Inc. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on Anheuser-Busch InBev and its customers and its assessment of that impact; (vii) increasing price and product competition by competitors, including new entrants; (viii) rapid technological developments and changes; (ix) Anheuser-Busch InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (x) containing costs and expenses; (xi) governmental and public policy changes; (xii) protection and validity of intellectual property rights; (xiii) technological, implementation and cost/financial risks in large, multi-year contracts; (xiv) the outcome of pending and future litigation and governmental proceedings; (xv) continued availability of financing; (xvi) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xvii) material differences in the actual financial results of merger and acquisition activities compared with expectations of Anheuser-Busch InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Anheuser-Busch InBev or any

person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Anheuser-Busch InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of Anheuser-Busch InBev through preference rights or scrips for Anheuser-Busch InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. Anheuser-Busch InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by Anheuser-Busch InBev. This press release cannot be relied on for any investment contract or decision.

BNP Paribas, Deutsche Bank AG, London Branch, J.P. Morgan Securities Ltd., ABN AMRO Bank N.V., London Branch, Fortis Bank SA/NV, ING Belgium NV/SA, Santander Investment S.A. and KBC Securities NV/SA (the "**Underwriters**") are acting as advisors to Anheuser-Busch InBev and no one else in relation to the transaction and will not be responsible to anyone else for providing the protections afforded to customers of any such Underwriter nor for providing advice in connection with the transaction. . Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. None of the Underwriters accepts any responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by any of them, or on behalf of any of them, in connection with Anheuser-Busch InBev or the rights issue. Each of the Underwriters accordingly disclaims all and any liability whatsoever whether arising in tort, contract or otherwise which any of them might otherwise have in respect of this document or any other statement.

Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium
T +32 16 27 61 11
F +32 16 50 61 11
www.ab-inbev.com

AB InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 25 November 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

PRESS RELEASE

AB InBev

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, AND JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL. OTHER RESTRICTIONS ARE APPLICABLE. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS COMMUNICATION.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Start of Rights Offering and of Anheuser-Busch InBev share trading ex right

EUR 4 billion take-up by the controlling shareholders

Expected controlling shareholding structure post Rights Offering completion

Start of Rights Offering – Anheuser-Busch InBev Share trading ex right

The subscription period of the Rights Offering started today and will close on 9 December 2008 at 4:00pm (CET).

The share started trading ex right today. The right started trading today and trading of the right will continue until 9 December 2008.

On a comparable basis, the ex right share would have closed yesterday on Euronext Brussels at EUR 10.32 and the ex right share closed today at EUR 12.

Any sale of Anheuser-Busch InBev shares prior to the closing of the regulated market of Euronext Brussels on 24 November 2008 and to be settled after such date will be settled "cum preference rights". Any sale of Anheuser-Busch InBev shares after the closing of the regulated market of Euronext Brussels on 24 November 2008 will be settled "ex preference rights".

EUR 4 billion take-up by the controlling Shareholders

Further to the successful accelerated bookbuilt placement of Anheuser-Bush InBev shares by certain Belgian controlling shareholders, announced earlier today, the Belgian and Brazilian controlling shareholders of Anheuser-Busch InBev intend to subscribe, in aggregate, for a number of new Anheuser-Busch InBev shares equivalent to approximately EUR 4 billion out of the EUR 6.36 billion Rights Offering.

Expected controlling shareholding structure post Rights Offering

After the completion of the Rights Offering, Stichting InBev is expected to hold, approximately 43% of the Anheuser-Busch InBev outstanding shares and, together with the other parties acting in concert therewith (EPS, BRC, Rayvax, Sébastien Holding, Fonds Président Verhelst SPRL and Fonds InBev-Baillet Latour SPRL), to hold approximately 54.55%.

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Anheuser-Busch InBev under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of Anheuser-Busch InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of Anheuser-Busch InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of Anheuser-Busch InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch Companies, Inc. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on Anheuser-Busch InBev and its customers and its assessment of that impact; (vii) increasing price and product competition by competitors, including new

PRESS RELEASE

entrants; (viii) rapid technological developments and changes; (ix) Anheuser-Busch InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (x) containing costs and expenses; (xi) governmental and public policy changes; (xii) protection and validity of intellectual property rights; (xiii) technological, implementation and cost/financial risks in large, multi-year contracts; (xiv) the outcome of pending and future litigation and governmental proceedings; (xv) continued availability of financing; (xvi) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xvii) material differences in the actual financial results of merger and acquisition activities compared with expectations of Anheuser-Busch InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Anheuser-Busch InBev or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Anheuser-Busch InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States, Canada, Australia or Japan. Such securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration thereunder.

No communication or information related to the capital increase of Anheuser-Busch InBev through preference rights or scrips for Anheuser-Busch InBev shares ("Shares") may be disseminated to the public in jurisdictions other than Belgium where prior registration or approval is required for that purpose. No steps have been taken or will be taken relating to the offering of rights, scrips or Shares outside of Belgium in any jurisdiction in which such steps would be required.

The issue, exercise or sale of rights, scrips and the subscription or purchase of Shares, rights or scrips are subject to specific legal or regulatory restrictions in certain jurisdictions. Anheuser-Busch InBev assumes no responsibility in the event there is a violation by any person of such restrictions.

Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus to be published or offering circular to be distributed by Anheuser-Busch InBev. This press release cannot be relied on for any investment contract or decision.

END